Filed by: Baxter International Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Baxter International Inc.

Subject Company’s Commission File No.: 001-04448

FOR IMMEDIATE RELEASE

Media Contacts

Deborah Spak, Baxter International Inc., (224-948-5353)

Geoffrey Mogilner, Baxalta Incorporated, (224-940-8619)

Investor Relations

Clare Trachtman, Baxter International Inc., (224-948-3085)

Mary Kay Ladone, Baxalta Incorporated, (224-940-3371)

Lorna Williams, Baxalta Incorporated, (224-940-3511)

Information Agent

D.F. King & Co.

800-622-1649 (toll-free in the United States)

212-269-5550 (for banks and brokers)

Baxter Initiates Offer to Exchange Shares of Baxter for Shares of Baxalta

DEERFIELD, Ill. and BANNOCKBURN, Ill. – April 21, 2016 – Baxter International Inc. (NYSE: BAX) (“Baxter”) and Baxalta Incorporated (NYSE: BXLT) (“Baxalta”) announced today that Baxter has commenced an offer to exchange up to 12,800,000 shares of Baxalta common stock that are currently owned by Baxter, which represents approximately 1.9% of the outstanding common stock of Baxalta, for shares of Baxter common stock that are validly tendered and not validly withdrawn in the exchange offer.

Following the completion of the exchange offer, if Baxter disposes of all of the remaining shares of Baxalta common stock held by it in the exchange offer, Baxalta will be wholly independent from Baxter, except that certain agreements between Baxter and Baxalta will remain in place.

Key elements of the exchange offer:

•	Baxter stockholders have the option to exchange all, some or none of their shares of Baxter common stock for shares of Baxalta common stock, subject to proration as described below.

•	Tendering Baxter stockholders are expected to receive approximately $107.52 of Baxalta common stock for every $100 of Baxter common stock tendered and accepted in the exchange offer, subject to the upper limit described below.

•	Baxter will determine the ratio at which shares of Baxter common stock and Baxalta common stock will be exchanged by reference to the simple arithmetic average of the daily volume-weighted average prices of shares of Baxter common stock and Baxalta common stock on the New York Stock Exchange over a three consecutive trading day averaging period ending on and including the second trading day preceding the expiration date of the exchange offer.

•	The number of shares of Baxter common stock that will be accepted in the exchange offer will depend on the final exchange ratio and the number of shares of Baxter common stock tendered.

•	The exchange offer and withdrawal rights are scheduled to expire at 11:59 p.m., New York City time, on May 18, 2016, unless the exchange offer is extended or terminated.

•	Baxter currently holds 30,506,097 shares of Baxalta common stock, which represents approximately 4.5% of the outstanding common stock of Baxalta. If Baxter does not exchange all of the shares of Baxalta common stock owned by it in the exchange offer, Baxter intends to, prior to or following the completion of the exchange offer, make a contribution to Baxter’s U.S. pension fund or distribute as a special dividend to all Baxter stockholders, on a pro rata basis, some or all of its remaining shares of Baxalta common stock.

•

If Baxalta’s proposed merger with Shire plc (“Shire”) is consummated, each share of Baxalta common stock will be converted into the right to receive both (i) $18.00 in cash and (ii) 0.1482 of an American Depositary Share of Shire. Although Shire has agreed to permit a Baxalta stockholder to elect to receive 0.4446 of a Shire ordinary share in lieu of such fraction of an American Depositary Share of Shire, the deadline for such election is expected to have passed before the exchange offer is completed. The merger transaction with Shire, which will result in a taxable gain or loss for each Baxalta stockholder, has been approved by the boards of directors of both Shire and Baxalta. Closing of the transaction is subject to approval by Baxalta and Shire shareholders, certain regulatory approvals, receipt of certain tax opinions and other customary closing conditions. The transaction is expected to close in early June 2016.

The exchange offer is designed to permit Baxter stockholders to exchange their shares of Baxter common stock for shares of Baxalta common stock at a 7% discount in value, calculated as set forth in the exchange offer materials sent to Baxter stockholders, subject to an upper limit as described below. This discount means that tendering Baxter stockholders are expected to receive approximately $107.52 of Baxalta common stock for every $100 of Baxter common stock tendered and accepted in the exchange offer, subject to an upper limit. The upper limit in the exchange offer will be 1.4026 shares of Baxalta common stock for each share of Baxter common stock tendered and accepted in the exchange offer. If the upper limit is in effect, then the exchange ratio will be fixed at that limit.

The final exchange ratio determining the number of shares of Baxalta common stock participating stockholders will receive for each share of Baxter common stock accepted in the exchange offer will be announced in a press release no later than 9:00 a.m., New York City time, on the trading day preceding the expiration date of the exchange offer (unless the exchange offer is extended). The exchange offer will expire at 11:59 p.m., New York City time, on May 18, 2016, unless terminated or extended.

The exchange offer will be subject to proration if the exchange offer is oversubscribed, and the number of shares accepted in the exchange offer may be fewer than the number of shares tendered.

Baxter is not required to complete the exchange offer unless, among other things, the private letter ruling from the Internal Revenue Service (IRS), regarding certain U.S. federal income tax consequences of the distribution by Baxter on July 1, 2015 of approximately 80.5% of the shares of Baxalta common stock to stockholders of Baxter and certain related transactions, remains in full force and effect and has not been revoked in whole or in part. The exchange offer is also subject to customary closing conditions.

As a result of the completion of the exchange offer, the number of outstanding shares of Baxter common stock will be reduced.

For more information about Baxter’s split-off exchange offer, please contact the information agent, D.F. King.

About Baxter

Baxter International Inc. (NYSE: BAX) provides a broad portfolio of essential renal and hospital products, including home, acute and in-center dialysis; sterile IV solutions; infusion systems and devices; parenteral nutrition; biosurgery products and anesthetics; and pharmacy automation, software and services. Baxter’s global footprint and the critical nature of its products and services play a key role in expanding access to healthcare in emerging and developed countries. Baxter’s employees worldwide are building upon Baxter’s rich heritage of medical breakthroughs to advance the next generation of healthcare innovations that enable patient care.

About Baxalta

Baxalta Incorporated (NYSE: BXLT) is a global biopharmaceutical company developing, manufacturing and commercializing therapies for orphan diseases and underserved conditions in hematology, oncology and immunology. Launched in 2015 following its separation from Baxter, Baxalta’s therapies are available in more than 100 countries.

Forward-Looking Statements

This press release includes forward-looking statements, including with respect to the completion of the exchange offer and the tax treatment of the exchange offer. Use of the words “may,” “will,” “would,” “could,” “should,” “believes” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. All statements in this press release, other than statements of historical facts, are forward-looking statements that involve certain risks and uncertainties. Factors that could cause actual results or events to differ materially from those anticipated include the matters described in Baxter’s and Baxalta’s filings with the Securities and Exchange Commission (the “SEC”). All of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected consequences to or effects on Baxter or Baxalta or their respective subsidiaries or businesses or operations. Baxter and Baxalta undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where we are expressly required to do so by law.

Important Notices and Additional Information

In connection with the proposed transaction, Baxalta has filed with the SEC a registration statement on Form S-4 containing a prospectus and Baxter has filed with the SEC a Schedule TO, which more fully describe the terms and conditions of the exchange offer. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, SCHEDULE TO AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE AND BEFORE ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Baxter, Baxalta or any of their respective directors or officers or the dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Investors and security holders may obtain a free copy of the prospectus and other documents filed by Baxter and Baxalta with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of these documents and any further amendments, once available, and each of the companies’ other filings with the SEC may also be obtained, as applicable, from Baxter at www.baxter.com or Baxalta at www.baxalta.com. Documents incorporated by reference are also available without charge, upon written or oral request to the information agent, D.F. King & Co., Inc., at 48 Wall Street,

New York, NY 10005 or by calling 1-800-622-1649 (toll-free in the United States) or 1-212-269-5550 (for banks and brokers). In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the exchange offer.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact:

Baxter Media Relations

Deborah Spak, +1-224-948-2349, deborah_spak@baxter.com

Baxter Investor Relations

Clare Trachtman, +1-224-948-3085, clare_trachtman@baxter.com

Baxalta Media Relations

Geoffrey Mogilner, +1-224-940-8619, geoffrey.mogilner@baxalta.com

Baxalta Investor Relations

Mary Kay Ladone, +1-224-940-3371, mary.kay.ladone@baxalta.com

Lorna Williams, +1-224-940-3511, lorna.williams@baxalta.com

Information Agent:

D.F. King & Co.

+1-800-622-1649 (toll-free in the United States)

+1-212-269-5550 (for banks and brokers)

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